Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-237239

July 9, 2020

STATE STREET GLOBAL ADVISORS
SPDR®

As of 06/30/2020

SPDR® Gold MiniShares℠ Trust

GLDM

Intraday NAV Ticker
GLDMIV

Index Ticker
N/A

Fund Inception Date
06/25/2018

Objective
The investment objective of SPDR® Gold MiniShares℠ Trust (GLDM℠) is for the Shares of GLDM to reflect the performance of the price of gold bullion, less GLDM's expenses.

The Price of Gold
The spot price for gold bullion is determined by market forces in the 24-hour global over-the-counter (OTC) market for gold. The OTC market accounts for most global gold trading, and prices quoted reflect the information available to the market at any given time. The price, holdings, and net asset value of the Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at www.spdrgoldshares.com.

Total Return

Cumulative	NAV (%)	MARKET VALUE (%)	LBMA Gold Price PM (%)
QTD	9.84	12.98	9.89
YTD	15.99	17.31	16.73
Annualized			
1 Year	25.26	26.05	25.49
3 Year	N/A	N/A	N/A
5 Year	N/A	N/A	N/A
Since Fund Inception	18.10	18.68	18.31

	(%)
Gross Expense Ratio‡	0.18

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance. Performance of an index is not illustrative of any particular investment. It is not possible to invest directly in an index.

Advantages

Easily Accessible	Listed on the NYSE Arca.	Transparent	There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data. The price, holdings and net asset value of the MiniShares, as well as market data for the overall gold bullion market, can be tracked daily at www.spdrgoldshares.com.
Secure	The MiniShares represent fractional, undivided interests in the Trust, the sole assets of which are physical gold bullion and, from time to time, cash.		
Cost Effective	For many investors, the transaction costs related to the MiniShares are expected to be lower than the costs associated with the purchase, storage and insurance of physical gold.	Flexible	MiniShares are listed on the NYSE Arca (Ticker: GLDM) and trade the same way ordinary stocks do. It is possible to buy or sell MiniShares continuously throughout the trading day on the exchange at prices established by the market. Additionally, it is possible to place market, limit and stop-loss orders for MiniShares.
Liquid	Structure allows for baskets to be created and redeemed according to market demand, creating liquidity.		

‡The gross expense ratio is the Trust's annual operating expense ratio. See the Trust's most recent prospectus for a definition of Trust expenses.

spdrs.com

SPDR® Gold MiniSharesSM Trust As of 06/30/2020 State Street Global Advisors Key Facts Management Ticker Symbol GLDM Sponsor WGC USA Asset Management Company, LLC CUSIP 98149E204 Gold Custodian ICBC Standard Bank Plc Exchange NYSE ARCA EXCHANGE Trustee Delaware Trust Company Short Sale Eligible Yes Marketing Agent State Street Global Advisors Funds Dis- Margin Eligible Yes tributors, LLC Administrator BNY Mellon Asset Servicing, a division of The Bank of New York Mellon Important risk information Investing involves risk, and you could lose money on an investment in GLDM. ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. Diversification does not ensure a profit or guarantee against loss. Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to SPDR® Gold MiniSharesSM Trust (“GLDMSM”): The World Gold Trust has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the World Gold Trust has filed with the SEC for more complete information about GLDM and this offering. Please see the GLDM prospectus for a detailed discussion of the risks of investing in GLDM shares. When distributed electronically, the GLDM prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053. GLDM is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of GLDM do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLDM shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLDM shares relates directly to the value of the gold held by GLDM (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLDM does not generate any income, and as GLDM regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLDM’s sponsor. MiniSharesSM and GLDMSM are service marks of WGC USA Asset Management Company, LLC used with the permission of WGC USA Asset Management Company, LLC. For more information, please contact the Marketing Agent for GLDM: State Street Global Advisors Funds Distributors, LLC, One Iron Street, Boston, MA, 02210; T: +1 866 320 4053 spdrgoldshares.com Not FDIC Insured • No Bank Guarantee • May Lose Value Tracking Number: 2489670.2.4.AM.RTL Expiration Date: 10/31/2020 ETF-GLDM 20200702/17:05

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.